Exhibit 1.6

CDC Software Signs A Master Purchase Agreement with Shangri-La Hotel Group in China

HONG KONG November 11, 2002 chinadotcom corporation [NASDAQ: CHINA; Website: www.corp.china.com], a leading integrated enterprise solutions company in Asia, today announced that a subsidiary within its software arm, CDC Software Corporation (“CDC Software”), has signed a Software and Services Master Purchase Agreement (MPA) with Shangri-La Hotels and Resorts (“Shangri-La”) for its hotels located in the People’s Republic of China (PRC).

Under the MPA, Shangri-La hotels in China will adopt PowerHRP (Human Resources & Payroll) and PowerATS (Attendance Tracking System) as their back-end human resources management and payroll software. Among the 20 Shangri-La hotels throughout China, including 4 to be opened in PRC in the next two years, the pilot site is likely to be the Kerry Center Hotel in Beijing, which will be used to develop a “model” system that will be rolled out during 2003 to each Shangri-La hotel in the PRC.

As part of the agreement, CDC Software will provide a comprehensive maintenance and support plan as well as training and implementation services to Shangri-La in China.

Akiko Takahashi, Group Director of Human Resources, Shangri-La Hotels and Resorts, said, “Our hotels are located in 14 cities throughout China. A unified human resources and payroll platform is important for us to standardize our business process for the PRC on one system to give consistent daily operation and reporting capabilities. The payroll software provided by CDC Software can help us increase our efficiency and its scalability allows us to continue to expand in a cost effective way.”

CDC Software’s HR and Payroll solutions are designed with unique functions that it believes fits the needs of the hotel industry. The PowerATS (Attendance Tracking System) permits employees to clock in and out, feeding this information automatically to the payroll module for the calculation of payroll with overtime and any allowances. Given that employees total more than 500 in most Shangri-La hotels in China, once the PowerATS is implemented, its functions will likely provide significant cost and time saving benefits.

Steve Collins, Managing Director of CDC Software Corporation, said, “We’re thrilled that Shangri-La Hotels, recognized as one of the market leaders, has selected our HR Management and Payroll products for its hotels in China. Many companies, especially multi-national enterprises, lack a standardized HR and Payroll system for their China operations. Our software solutions in this area provide a platform designed to bridge their overseas headquarters with local operations and we feel our products can meet both international and local requirements.”

“We are pleased to see that our self-developed software products are gaining traction in the market,” said Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation. “We believe the increasing demand of software applications in Mainland China will provide us with a platform to grow in this arena and allow us to continue to increase our penetration in this market. We hope to sign more software and services master agreements for our self-developed software extending to other industries.”

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions company offering technology, marketing and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, with over 1,000 employees — the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software entity, CDC Software Corporation, has been established to spearhead the company’s strategy to move up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. It currently has 1,000 installations and 400 customers in Greater China.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel	:	1 (212) 661 2160
Fax	:	1 (973) 591 9976
e-mail	:	craig.celek@hk.china.com

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